Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2017 AND MAY 31, 2016

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”), for the three-month periods ended June 30, 2017 and May 31, 2016. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended June 30, 2017 and May 31, 2016. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31, 2017. As a result, the above financial statements include different three-month periods: the three-month period ended June 30, 2017 and three-month period ended May 31, 2016. Financial information for the three-month period ended June 30, 2016 has not been included in this MD&A for the following reasons: (i) the three-month period ended May 31, 2016 provides a meaningful comparison for the three-month period ended June 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month period ended June 30, 2016 were presented in lieu of results for the three-month period May 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

In this MD&A, financial information for the three-month periods ended June 30, 2017 and May 31, 2016 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 14, 2017. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Off-Balance Sheet Arrangements”, ‟Critical Accounting Policies and Estimates” or ‟Risks and Uncertainties” to those outlined in the Corporation’s 2017 annual MD&A as filed with Canadian securities regulatory authorities on June 7, 2017. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD”, ‟EUR” and ‟GBP” refer to Canadian dollars, US dollars, the Euro and the Pound sterling, respectively. Information disclosed in this report has been limited to what Management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

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management discussion and analysis of the financial situation and operating results

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

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management discussion and analysis of the financial situation and operating results

BUSINESS OVERVIEW

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its owned subsidiary Acasti. Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population.

Transaction concluded with Aker BioMarine

On August 8, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) announced that they have concluded an agreement whereby Aker BioMarine acquired Neptune’s krill oil inventory and intellectual property for a cash consideration of US$34 million paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. Some of the proceeds will be used to partly reduce debt and the balance will be allocated to innovation projects, such as the Green Valley medical cannabis oil extraction project and to acquisitions, in line with its growth strategy.

The Sherbrooke facility is not part of the transaction and the Company is now exploring potential alternatives for its use through the development of unique extractions targeted towards high potential growth segments. While a small team of people will be retained to continue work on special projects including the medical cannabis project at the facility, a large number of our employees (approximately 50 employees) will see their employment end as part of this transaction.

As for Neptune’s involvement in krill oil, it will continue to offer market ready finished products such as its krill oil softgel capsules via its solutions business in partnership with Aker BioMarine. Finally, Neptune remains committed to its investment in Acasti, which holds strong potential.

Human Resources

Neptune, Biodroga and Acasti are currently employing 105 employees.

Issuance of Shares

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a liability of $858 (US$625).

Creation of the Green Valley Consortium

On May 16, 2017, Neptune and Groupe DJB, in collaboration with the Université de Sherbrooke, announced the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis production and research and development activities: an industry first. The Consortium partners, with the assistance of Sherbrooke Innopole and the city of Sherbrooke will work to draw on their combined research, cultural and technical expertise to create a medical cannabis research and development hub that will be recognized both in Canada and abroad. The Consortium intends to develop, commercialize and promote safe, ethically conscious products, while making every effort to abide by stringent industry regulations.

Nasdaq Notification

On July 21, 2017, Neptune received notification from Nasdaq Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for the last 30 consecutive business days. The Nasdaq notification has no immediate effect on the listing of the Company’s shares. The Corporation has 180 calendar days, or until January 17, 2018, to regain compliance. If at any time over this period the bid price of Neptune’s shares closes at US$1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. In the event the Corporation does not regain compliance, the Corporation may be eligible for additional time. The Corporation intends to evaluate all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

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management discussion and analysis of the financial situation and operating results

About Acasti

Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe hypertriglyceridemia (“HTG”). Acasti plans to initiate its Phase 3 program during the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-high density lipoprotein cholesterol (non-HDL-C), low-density lipoprotein cholesterol, or “bad” cholesterol (LDL-C), and high-density lipoprotein cholesterol, or “good” cholesterol (HDL-C) levels together with a variety of other interesting cardiometabolic biomarkers in patients with severe hypertriglyceridemia.

In order to qualify for the 505(b)(2) pathway, the U.S. Food and Drug Administration (“FDA”) supported Acasti’s proposal to conduct a bioavailability Bridging Study that compared CaPre (omega-3 free fatty acid/phospholipid composition) with the already-approved HTG drug LOVAZA (omega-3-acid ethyl esters) in healthy volunteers. Given that the primary study objective was met, these results are supporting the basis for claiming a comparable safety profile of CaPre and LOVAZA.

Phase 3 Program Plan - In March 2017, Acasti announced their plans to proceed with their Phase 3 program following their End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance Acasti received from the FDA, they plan to conduct two pivotal, randomized, placebo- controlled Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG (TG levels >500 mg/dL). These studies will evaluate CaPre’s ability to lower TGs from baseline in approximately 450 – 500 patients randomized to either 4 grams daily or placebo. The FDA’s feedback supports Acasti’s plan to conduct two studies instead of one large study, potentially shortening the time to a New Drug Application (“NDA”) submission. Acasti intends to initiate their Phase 3 program during the second half of 2017. Acasti is now in the process of finalizing the selection of the Clinical Research Organization and the Principal Investigator, who will oversee the Phase 3 program.

Acasti Presentations at International Industry Conferences - Acasti scientists presented results from the CaPre PK bridging study at the National Lipid Association Scientific Sessions in May 2017 in Philadelphia, highlighting the fact that when taken on an empty stomach, the phospholipid ester and free fatty acid forms of EPA and DHA found in CaPre demonstratedbetter bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. In addition, Acasti scientists gave an oral presentation of the Phase 1 and Phase 2 data of CaPre at the International Academy of Cardiology Annual Scientific Sessions 22nd World Congress on Heart Disease in Vancouver in July. These results will also be submitted in the near future for publication in a peer-reviewed journal.

Key elements of Acasti’s business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. Acasti does not have in-house sales and marketing resources. Acasti is currently evaluating several alternative approaches to commercializing CaPre in the United States including through strategic partnerships as well as building their own sales and marketing organization. Acasti’s preferred strategy is to commercialize CaPre outside the United States through strategic development and distribution partnerships, and to potentially seek funding support from strategic partnerships for these development and commercialization activities. Acasti believes that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and Acasti is taking an opportunistic approach to partnering and licensing in various geographies and indications.

Key goals of Acasti include to:

•	initiating and completing Acasti’s planned Phase 3 program and, assuming the results are positive, filing an NDA to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of mild to moderate HTG;
•	continuing to strengthen Acasti’s patent portfolio and other intellectual property rights;
•	continuing to evaluate the optimal strategic approach for commercializing CaPre in the United States; and
•	pursuing strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital for Acasti.

In addition to completing Acasti’s planned Phase 3 program, Acasti expects that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

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management discussion and analysis of the financial situation and operating results

During the three-month period ended June 30, 2017, Acasti advanced its research and development for CaPre. Acasti announced the completion of the scale-up of its novel, continuous process for the good manufacturing practices (“cGMP”) of CaPre with qualified and experienced pharmaceutical CMOs, including completion of the installation and qualification of proprietary extraction and purification equipment at a production facility in Dijon, France. The first GMP production lots of CaPre were completed in Q1, which will support the enrollment of the first patients in the Phase 3 trials planned for initiation by the end of 2017. This was a significant milestone and paves the way for the supply of future commercial product.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by the parties involved.

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management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended June 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	6,531	–	–	6,531
Gross margin	2,443	–	–	2,443
R&D expenses	(413)	(2,006)	581	(1,838)
R&D tax credits and grants	20	24	–	44
SG&A	(2,820)	(817)	–	(3,637)
Loss from operating activities	(770)	(2,799)	581	(2,988)
Net finance cost	(416)	21	(4)	(399)
Income taxes	20	–	–	20
Net loss	(1,166)	(2,778)	577	(3,367)
Total assets	94,469	22,527	(11,883)	105,113
Cash, cash equivalents and restricted short-term investments	4,514	7,567	–	12,081
Working capital[2]	16,828	5,967	1	22,796

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,166)	(2,778)	577	(3,367)
Add (deduct):
Depreciation and amortization	940	668	(581)	1,027
Finance costs	582	129	–	711
Finance income	(8)	(16)	–	(24)
Change in fair value of derivative assets and liabilities	(159)	(133)	4	(288)
Stock-based compensation	362	35	–	397
Income taxes	(20)	–	–	(20)
Legal fees related to royalty settlements	91	–	–	91
Adjusted EBITDA (non-IFRS operating loss)[1]	622	(2,095)	–	(1,473)

 ______________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

Three-month period ended May 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,254	3	–	11,257
Gross margin	3,517	3	–	3,520
R&D expenses	(404)	(2,419)	581	(2,242)
R&D tax credits and grants	9	23	–	32
SG&A	(3,191)	(566)	–	(3,757)
Loss from operating activities	(69)	(2,959)	581	(2,447)
Net finance cost	(889)	(195)	(1)	(1,085)
Income taxes	(292)	–	–	(292)
Net loss	(1,250)	(3,154)	580	(3,824)
Total assets	89,317	25,746	(14,369)	100,694
Cash, cash equivalents, short-term investments, and restricted short-term investments	4,970	9,587	–	14,557
Working capital[2]	17,002	7,150	–	24,152

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,250)	(3,154)	580	(3,824)
Add (deduct):
Depreciation and amortization	766	609	(581)	794
Finance costs	887	287	(45)	1,129
Finance income	(1)	(59)	45	(15)
Change in fair value of derivative assets and liabilities	3	(33)	1	(29)
Stock-based compensation	417	65	–	482
Income taxes	292	–	–	292
Acquisition costs	24	–	–	24
Adjusted EBITDA (non-IFRS operating loss)[1]	1,138	(2,285)	–	(1,147)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

 ______________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended June 30, 2017	Three-month period ended May 31, 2016
Key ratios (in % of total revenues):
Gross margin	37%	31%
Research and development expenses	6%	4%
Selling, general and administrative expenses	43%	28%
Adjusted EBITDA (non-IFRS operating loss)[1]	10%	10%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended June 30, 2017 amounted to $6,531, representing a decrease of 42% compared to $11,254 for the three-month period ended May 31, 2016. The decrease for the three-month period ended June 30, 2017 is primarily due to a decrease in the krill business. This decrease was directly related to the quantity of kg of krill oil sold which decreased by approximately 79% in comparison with the three-month period ended May 31, 2016. The decrease in the nutraceutical revenues is also attributable to a smaller decrease in the turnkey solutions business mainly related to timing of orders from some customers.

Total revenues for the three-month period ended June 30, 2017 include $234 of royalty revenues compared to $127 for the three-month period ended May 31, 2016.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended June 30, 2017 amounted to $2,443 compared to $3,517 for the three-month period ended May 31, 2016. The decrease in gross margin for the three-month period ended June 30, 2017 compared to the three-month period ended May 31, 2016 was primarily due to a decrease in sales revenues as explained above.

Gross margin in % of total revenues improved from 31% for the three-month period ended May 31, 2016 to 37% for the three-month period ended June 30, 2017. The improvement in the gross margin in % is mainly related to sales of high margin products in the turnkey solutions business and to a reduction of production costs and better efficiency in operations.

Research and Development (R&D) Expenses

R&D expenses were stable with an amount of $413 in the three-month period ended June 30, 2017 compared to $404 for the three-month period ended May 31, 2016.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $2,820 in the three-month period ended June 30, 2017 compared to $3,191 for the three-month period ended May 31, 2016, a decrease of $371. The decrease in the three-month period ended June 30, 2017 is mainly attributable to a decrease in professional fees of $183, salaries and benefits of $232, marketing expenses of $108 and stock based compensation of $64, partially offset by an increase in depreciation and amortization of $131 and in royalties and commissions of $151.

 ______________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

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management discussion and analysis of the financial situation and operating results

Adjusted EBITDA (Non-IFRS operating loss)

Adjusted EBITDA decreased by $516 for the three-month period ended June 30, 2017 to an Adjusted EBITDA of $622 compared to $1,138 for the three-month period ended May 31, 2016.

The decrease of the Adjusted EBITDA for the three-month period ended June 30, 2017 is mainly attributable to the gross margin decrease partially offset by the decrease in SG&A expenses.

Net finance costs

Finance costs amounted to $582 in the three-month period ended June 30, 2017 compared to $887 for the three-month period ended May 31, 2016, a decrease of $305. The decrease for the three-month period ended June 30, 2017 is mainly attributable to the variation of the foreign exchange loss, and also to the reduction of the debt.

Change in fair value of derivative assets and liabilities amounted to a gain of $159 in the three-month period ended June 30, 2017 compared to a loss of $3 for the three-month period ended May 31, 2016. Variations are caused by the reevaluation of the fair value of financial instruments.

Income taxes

The net loss of the three-month period ended June 30, 2017 includes deferred tax recovery of $20. The net loss of the three-month period ended May 31, 2016 includes deferred tax expense of $292. The deferred tax expense or recovery results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

Net loss

The nutraceutical segment realized a net loss for the three-month period ended June 30, 2017 of $1,166 compared to a net loss of $1,250 for the three-month period ended May 31, 2016, a reduction of $84.

The reduction in the net loss of $84 for the three-month period ended June 30, 2017 is mainly attributable to the same reasons stated above for the decrease of the Adjusted EBITDA. The reduction in the net loss is also attributable to the decrease of finance costs of $305, the gain on change in fair value of derivative assets and liabilities, the decrease in stock-based compensation and the deferred income tax recovery.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss

The Non-IFRS operating loss decreased by $190 for the three-month period ended June 30, 2017 to $2,095 compared to $2,285 for the three-month period ended May 31, 2016. This Non-IFRS operating loss decrease was primarily due to a decrease in R&D expenses of $494 offset by an increase of G&A expenses of $325 before consideration of stock-based compensation, amortization and depreciation and administrative fees.

During the three-month period ended June 30, 2017, Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its clinical program and production scale-up. The $1,982 in total R&D expenses for the three-month period ended June 30, 2017 totaled $1,281 before depreciation, amortization and stock-based compensation, compared to $2,396 in total R&D expenses for the three-month period ended May 31, 2016 or $1,775 before depreciation, amortization and stock-based compensation. The decrease was mainly attributable to a reduction in research contracts of $883 mitigated by an increase of $301 in professional fees, $64 in incremental salaries and benefits primarily sourced from full-time compared to half-time direct leadership and management of R&D when compared to the same period last year. This expense mix changed with the transition of expenses from completed contracts under its successful Phase 2 bioavailability bridging clinical study to legal fees to support strategic partnership assessment and consultants to support preparation for its clinical study program review with the FDA on the Phase 2 outcome combined with Phase 3 planning.

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management discussion and analysis of the financial situation and operating results

The $817 in total G&A expenses for the three-month period ended June 30, 2017 totaled $764 before depreciation, amortization, administrative fees and stock-based compensation, compared to $566 in total G&A expenses for the three-month period ended May 31, 2016 or $439 before depreciation, amortization, administrative fees and stock-based compensation. The increase was mainly attributable to a $166 increase in salaries and benefits associated with the added full-time executive and managerial headcount to support the subsidiary’s strategy and financing while becoming more independent from Neptune. The increase also resulted from increased professional fees of $171 due primarily to expenses for reactivating the corporation’s public and investor relations programs and additional legal fees to support the completion of the annual corporate filings.

Net Loss

Acasti realized a net loss for the three-month period ended June 30, 2017 of $2,778 a decrease of $376 compared to a net loss of $3,154 for the three-month period ended May 31, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, in addition to variations caused by net finance costs (income) described below.

Finance costs amounted to $129 for the three-month period ended June 30, 2017, a decrease of $158 compared to $287 for the three-month period ended May 31, 2016. The decrease was primarily due to a decrease of $238 in foreign exchange loss and other costs of $11 offset by an increase in interest on convertible debentures of $91 for the three-month period ended June 30, 2017.

Finance income amounted to $16 for the three-month period ended June 30, 2017 compared to $59 for the three-month period ended May 31, 2016. The decrease of $43 is mainly related to the pledge amount earning interest at 9% that was released by Neptune on September 20, 2016.

Change in fair value of derivative assets and liabilities amounted to a gain of $133 for the three-month period ended June 30, 2017 compared to a gain of $33 for the three-month period ended May 31, 2016. Variations are caused by the reevaluation of the fair value of financial instruments.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and acquisitions are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial assets caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $4,487 as at June 30, 2017), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $5,171 as of June 30, 2017.

The Corporation also entered into a cross currency swaps to manage foreign currency risk. Fair values of these swaps are presented under other financial assets and other financial liabilities caption in the statement of financial position. Under the GBP for CDN$ cross currency swap with original nominal value of $3,640, maturing April 30, 2018, the Corporation receives a fixed rate of 12%. Under the CDN$ for US$ cross currency swap with original nominal value of US$2,769, maturing April 30, 2018, the Corporation pays a fixed rate of 13.17%. Foreign exchange exposure on interest expense and debt repayments so converted to USD are therefore mainly naturally hedged by the Corporation’s revenues and receivables denominated in USD. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements.

Operating Activities

During the three-month period ended June 30, 2017, the cash used in operating activities amounted to $4,189. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,804. The changes in operating assets and liabilities amounting to ($2,385), mainly coming from trade and other receivables, prepaid expenses, inventories and trade and other payables, decreased the cash flows from operations to the negative said amount of $4,189.

During the three-month period ended May 31, 2016, the cash used in operating activities amounted to $1,172. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,475. The changes in operating assets and liabilities amounting to $303, mainly coming from trade and other receivables, inventories and trade and other payables, increased the cash flows from operations to the negative said amount of $1,172.

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management discussion and analysis of the financial situation and operating results

Investing Activities

During the three-month period ended June 30, 2017, except for the variation in the short-term investments generating $159 of cash, the cash flow used for investing activities were for acquisition of property, plant and equipment ($151) mostly related to R&D equipment for Acasti. During the three-month period ended May 31, 2016, the cash flow used for investing activities were $420, mainly for acquisition of property, plant and equipment related to R&D equipment for Acasti.

Financing Activities

During the three-month period ended June 30, 2017, the financing activities used $2,084 of cash for the repayment of loans and borrowings of $1,230, for the interest paid of $433, and for the payment of Acasti public offering and debt issuance transaction costs of $421.

During the three-month period ended May 31, 2016, financing activities generated $673 of cash mainly from increase in loans and borrowings of $3,675 related to loan from Bank and Clients, partially offset by repayment of loans and borrowings of $2,109 and interest paid of $533.

At June 30, 2017, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $9,495. Of this amount, $7,567 are Acasti’s funds raised through a public and private offering in 2017 for the development of its product and its marketing. As such the funds are not available to the nutraceutical segment. The Corporation has also restricted short-term investments of $2,586 that are mostly pledged for the loan incurred in the acquisition of Biodroga and the cross currency swap contracts.

The Corporation has an authorized bank line of credit of $1,800 (expiring on August 31, 2017), of which $1,800 was available as at June 30, 2017.

Management believes that its available cash and cash equivalents, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s nutraceutical operations during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s nutraceutical operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing.

In addition, Acasti, the Corporation subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the successful development of new pharmaceutical products and their marketing, the conduct of clinical studies and their results and the establishment of strategic alliances. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to raise additional necessary capital and proactively establish strategic alliances. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside Acasti management’s control. Acasti raised additional funds during the thirteen-month period ended March 31, 2017, is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and not within Acasti’s control. There exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

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management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the three-month periods ended June 30, 2017 and May 31, 2016. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended June 30, 2017	Three-month period ended May 31, 2016
	$	$
Total revenues	6,531	11,257
Non-IFRS operating loss[1]	(1,473)	(1,147)
Net loss	(3,367)	(3,824)
Net loss attributable to equity holders of the Corporation	(1,546)	(2,157)
Basic and diluted loss per share	(0.02)	(0.03)

Total assets	105,113	100,694
Working capital[2]	22,796	24,152
Non-current financial liabilities	16,609	22,594
Equity attributable to equity holders of the Corporation	64,766	51,958

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	June 30,	March 31, 2017	November 30,	August 31,
	2017	(4 months)	2016	2016
	$	$	$	$
Total Revenues	6,531	11,829	12,141	11,591
Non-IFRS operating loss[1]	(1,473)	(1,227)	(464)	(857)
Net income (loss)	(3,367)	(2,298)	9,421	(2,419)
Net income (loss) attributable to equity holders of the Corporation	(1,546)	(424)	10,685	(1,191)
Basic and diluted income (loss) per share	(0.02)	(0.01)	0.14	(0.02)

 ______________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

	May 31,	February 29,	November 30,	August 31,
	2016	2016	2015	2015
	$	$	$	$
Total Revenues	11,257	10,030	5,520	4,378
Non-IFRS operating loss[1]	(1,147)	(493)	(2,554)	(3,104)
Net loss	(3,824)	(379)	(2,927)	(2,557)
Net income (loss) attributable to equity holders of the Corporation	(2,157)	615	(1,776)	(1,875)
Basic and diluted income (loss) per share	(0.03)	0.01	(0.02)	(0.02)

The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. Starting in the quarter ended February 29, 2016, revenues increased because Biodroga’s revenues are then consolidated.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at June 30, 2017 compared to March 31, 2017:

	Increase
Accounts	(Reduction)	Comments
Cash and cash equivalents	(6,308)	Refer to ‟ Consolidated liquidity and capital resources’’
Trade and other receivables	(1,673)	Receipt of accounts receivables
Prepaid expenses	931	New prepaid expenses
Inventories	2,047	Decrease in sales and increase in production
Restricted short-term investments	(159)	Release of restriction on short-term investments
Property, plant and equipment	(604)	Costs related to equipment net of depreciation
Intangible assets	(331)	Amortization of intangible assets
Trade and other payables	(2,501)	Payment of trade and other payables
Loans and borrowings	(1,214)	Repayments of loans and borrowings
Other financial liabilities	(234)	Decrease in the fair value of the derivative warrant liabilities and cross currency swap contracts

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2017.

 ______________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

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CONSOLIDATED CONTRACTUAL OBLIGATIONS

Derivatives over the Corporation’s own equity in the amount of $73 at June 30, 2017 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at June 30, 2017:

						June 30, 2017
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$8,238	$8,238	$7,492	$377	$369	$–
Loans and borrowings*	21,718	24,742	8,904	15,313	525	–
Unsecured convertible debentures*	1,458	2,423	160	2,263	–	–
Cross currency swap contracts	110	110	110	–	–	–
Research and development contracts	–	3,174	3,174	–	–	–
Purchase obligation	–	18	18	–	–	–
Operating leases	–	2,198	677	772	666	83
Other agreements	–	2,385	2,385	–	–	–
	$31,524	$43,288	$22,920	$18,725	$1,560	$83

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of June 30, 2017, Neptune was compliant with all of its borrowing covenant requirements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month periods ended June 30, 2017 and May 31, 2016 are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

The following is an amendment to standards applied by the Corporation in the preparation of its consolidated interim financial statements:

IAS 7 – Statement of Cash Flows

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month period ended June 30, 2017 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

IFRIC 23 – Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the June 30, 2017 consolidated interim financial statements.

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CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended June 30, 2017 that have materially affected, or are reasonably likely materially affecting its ICFR.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at August 14, 2017, the total number of common shares issued and outstanding is 78,640,294 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 4,524,560 options and 519,567 deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 23,750 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants, 1,965,259 public offering warrants 2017, 234,992 Series 2017 – Broker warrants, 1,052,630 2017 Unsecured convertible debenture conversion option and contingent warrants and 2,376,188 options outstanding at this date. Each Series 9 warrant, public offering warrants 2017, Series 2017 – Broker warrants, 2017 Unsecured convertible debenture conversion option and contingent warrants and option is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.

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